SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1999

                          Citizens 401(k) Savings Plan
                            (Full title of the Plan)

                           Citizens Communications Company
                  High Ridge Park, Stamford, Connecticut 06905
           (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

                        Commission File Number 001-11001


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed on its behalf by the duly undersigned thereunto duly authorized.

Date: June 26, 2000                        By: Citizens Communications Company,
                                               Plan Administrator of the
                                               Citizens 401(k) Savings Plan

                                               By: /s/ Livingston E. Ross
                                                   -----------------------------
                                                   Livingston E. Ross
                                                   Vice President and
                                                   Chief Accounting Officer

                          Citizens 401(k) Savings Plan
                   Index to Financial Statements and Schedules

                                                                                      Page

        Independent Auditors' Report                                                     3

        Financial Statements:
               Statements of Net Assets Available for Benefits
                      December 31, 1999 and 1998                                         4

               Statements of Changes in Net Assets Available for Benefits
                      for the Years Ended December 31, 1999 and 1998                   5-6

               Notes to Financial Statements                                          7-10

        Supplemental Schedules:*

               Schedule of Assets Held for Investment Purposes at end of year
               December 31, 1999                                                        11

               Schedule of Reportable Transactions
               For the year ended December 31, 1999                                     12





















*Schedules required by Form 5500 that are not applicable have not been included.

                          Independent Auditors' Report

Citizens Communications Company, Plan Administrator of the
Citizens 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Citizens 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and schedule of reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
June 26, 2000

                          Citizens 401(k) Savings Plan
                       Statements of Net Assets Available for Benefits
                          at December 31, 1999 and 1998


                                                           1999              1998
                                                           ----              ----
Assets

Investments:

    Citizens Communications Company Common Stock      $  109,531,071    $    60,836,981
    Mutual Funds                                          46,072,312         22,427,719
    Collective Trusts                                     83,182,993         60,032,075
    Guaranteed Investment Contracts                       16,665,355         20,105,851
    Participant Loans                                      7,232,903          6,269,319
                                                         ------------     --------------

         Total Investments                               262,684,634        169,671,945

Employer's contribution receivable                                 -            912,258
Participants' contributions receivable                             -          1,268,064
                                                         ------------     --------------

           Net Assets Available for Benefits          $  262,684,634    $   171,852,267
                                                         ============     ==============






















See accompanying notes to financial statements

                                 Citizens 401(k) Savings Plan
                  Statements of Changes in Net Assets Available for Benefits
                          Year ended December 31, 1999



                                                                      1999

                                                               --------------------
Additions to net assets attributed to:
Investment Income:
    Dividends                                                  $         2,205,806
    Interest                                                             2,215,907
    Net appreciation in fair value of investments                       74,174,007
                                                                 ------------------

                                                                        78,595,720

Contributions:
Participants' Contributions                                             19,637,742
Employer Contributions                                                   5,929,777
                                                                 ------------------

                                                                        25,567,519

Transfer from GASCO 401(k)  Plan                                         1,475,186
                                                                 ------------------

           Total additions                                             105,638,425

Deductions to net assets attributed to:
   Benefits paid to participants                                       (14,781,753)
   Contributions used to pay life insurance premiums                        (9,638)
   Miscellaneous expenses                                                  (14,667)
                                                                 ------------------

           Total deductions                                            (14,806,058)
                                                                 ------------------

Net increase in assets available for benefits                           90,832,367

Net assets available for benefits:

Beginning of year                                                      171,852,267
                                                                 ------------------


End of year                                                            262,684,634
                                                                 ==================







See accompanying notes to financial statements

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

(1)     Description of the Plan
        -----------------------

               The following brief description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

               a. Background. The Plan is a voluntary defined contribution plan sponsored by Citizens Communications Company (the "Company"), formerly Citizens Utilities Company. Under the terms of the Plan, bargaining or non-bargaining unit employees who have attained six months of continuous service are eligible to participate in the Plan. At December 31, 1999 there were 6,430 employees eligible to participate in the Plan and 4,517 active employees participating in the Plan.

               On October 31, 1997, the Company purchased The Gas Company ("GASCO"). Effective September 30, 1999, the Plan merged with the GASCO Bargaining 401(k) Plan ("GASCO Union Plan"). The GASCO Union Plan was a defined contribution plan for the benefit of employees covered by collective bargaining agreements with GASCO. On October 1, 1999, $1,475,186 was transferred into the Plan related to this Plan merger. The Plan administrator believes the Plan merger was a tax-exempt transaction under the applicable provision of the Internal Revenue Code ("IRC") and, therefore, is not subject to Federal Income Tax.

               b. Contributions. Eligible employees may contribute, in 1% increments, up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Prior to January 1, 1992, participants had an option to elect life insurance coverage as an investment vehicle. Beginning January 1, 1992, such option was discontinued, except that participants who elected life insurance coverage prior to January 1, 1992 could continue to make specific dollar allocations to purchase additional life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the six investment options specified below. Participants may change salary deferral percentages and investment options daily, by telephone, which generally become effective with the first payroll of the following month. At December 31, 1999, the number of accounts in each fund were as follows:

                                                                     Number of
                                                                     Accounts
                                                                     --------

                  Stock Fund                                            5,189
                  Putnam Income Fund                                    2,236
                  Putnam OTC & Emerging Growth Fund                     3,055
                  Putnam Stable Value Fund                              2,416
                  Putnam S & P 500 Index Fund                           4,255
                  Putnam International Growth Fund                      2,438
                  Loan Fund                                             1,112
                  Life Insurance                                           43

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

               The Company contribution is determined for each Plan year by the Board of Directors of the Company. The Company contribution for the 1999 Plan year amounted to 50% of the first 6% of each Participant's annual base compensation (as defined by the Plan) that a participant contributes to the Plan. The Company contributions are invested entirely in the Stock Fund unless a participant is age 55 or older in which case the participant could elect to have the Company contribution invested proportionately in the same investments as his/her own contributions. In addition, at age 55 a participant can request to transfer previous Company contributions invested in the Stock Fund to other investment options.

               c. Participant accounts. Each participant's account is credited with the participant's contribution and an allocation of the Company contribution and plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount which can be provided from the participant's account.

               d. Vesting. Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                            Vested Percentage
                                                         of Company Contribution
                    Years of Service                      and Related Earnings
                    ----------------                      --------------------
               Less than 2 years                                         0%
               2 years but less than 3 years                            40%
               3 years but less than 4 years                            60%
               4 years but less than 5 years                            80%
               5 years or more                                         100%

               e. Participant Loans. Participants in the Plan may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000. The loans are allocated to a Loan Fund. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions, after tax, and are credited to each Participant's account as the payments are made. A participant may repay a loan in full at anytime by remitting his/her payoff check directly to Putnam. In the event of termination of employment, a Participant's loan may be repaid in full or the loan will be canceled and the Participant's final distribution will be reduced by the amount of the outstanding loan balance.

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998

               f. Payment of Benefits. Distribution of benefits must begin either on or before April 1st of the year following the year the participant attains age 70 1/2. If the Participant is still employed by the Company at age 70 1/2 , he/she must take a minimum distribution of his/her balance on or before April 1st of the calendar year after the participant attains age 70 1/2.

               Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's vested account balance exceeds $5,000, the Participant may elect to defer his/her distribution.

               g. Forfeitures. At December 31, 1999 forfeited nonvested Company contributions totaled $413,356. These amounts are used to reduce the future obligation of the Company to make contributions to the Plan.

               h. Administrative Costs. The majority of Plan administration costs are paid by the Company.


(2)  Summary of Accounting Policies
     ------------------------------

     (a)   Basis of Accounting
           -------------------
           The financial statements of the Plan are prepared under the accrual method of accounting.

           In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3 "Accounting For and Reporting on Certain Deferred Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies disclosure for certain investments and is effective for plan years ended after
           December 15, 1999. The Plan adopted SOP 99-3 and as a result, information no longer required to be disclosed about participant fund investment programs is not presented in the Plan's financial statements.

     (b)   Use of Estimates
           ----------------

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

     (c)   Investments
           -----------

           The Plan's investments are stated at fair value, except for Guaran-teed Investment Contracts, which are valued at contract value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Shares of collective trusts are valued at the net asset value per share as determined by Putnam Investments ("Putnam"). The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value over their original cost for the investments remaining in the Plan.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998



     (d)   Benefits
           --------
           Benefits are recorded when paid.

     (e)   Risks and Uncertainties
           -----------------------
           Investment securities are exposed to various risks such as interest rate, market and credit. Due to uncertainties inherent in the esti-mates and assumptions process and in the value of investment securities, it is at least reasonably possible that changes in these estimates, and risk factors in the near term could be material to the financial statements.

(3)  Investment of 5% or more of the Net Assets Available for Plan Benefits
     ----------------------------------------------------------------------

     The following presents investments that represent 5% or more of the Plan's net assets:

                                                                       1999           1998
                                                                       ----           ----
     Citizens Communications Company Common Stock
        Participant Directed, 4,395,163 and 4,547,127 shares,     $ 62,356,371    $  36,592,184
          respectively
        Non-participant Directed, 3,325,403 and 3,055,892           47,174,700       24,244,797
          shares, respectively

     Putnam OTC & Emerging Growth Fund                              25,302,536                -
     Putnam Income Fund                                                      -        8,666,098
     Putnam S&P 500 Index Fund                                      69,229,723       52,976,513

     During 1999, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $74,174,007 as follows:

                                                                1999
                                                                ----

     Common Stock                                            47,634,250
     Mutual Funds                                            14,955,855
     Collective Trusts                                       11,583,902
                                                            ------------

                                                         $   74,174,007
                                                            ============


                          Citizens 401(k) Savings Plan
                          Notes to Financial Statements
                           December 31, 1999 and 1998


(4)  Non Participant - Directed Investments
     --------------------------------------
     Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the non-participant directed investments are as follows:

                                                           1999
                                                        -----------

        Net assets:
            Common Stock                             $  47,756,846

        Changes in net assets:
            Net appreciation in fair value of
             investments                                20,087,532
            Employer Contributions                       5,929,777
            Benefits paid to participants               (3,249,454)
            Other                                         (744,194)
                                                        -----------

        Change in Net Assets                            23,512,049
                                                        -----------


(5)  Related Party Transactions
     --------------------------

     Certain Plan assets are invested in shares of mutual funds that are managed by Putnam. As Putnam is the trustee as defined by the Plan, these trans-actions qualify as party-in-interest transactions. Fees paid by the Com-pany to Putnam for investment management services amounted to $106,753 in 1999. Fees paid by the Plan to Putnam for administrative services in 1999 amounted to $14,667.

(6)  Termination of Plan
     -------------------

     The Company's Board of Directors has the right under the terms of the Plan to discontinue Company contributions at any time and may terminate the Plan, subject to the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

(7)  Tax Status
     ----------

     As of January 2, 1998, the assets of the Citizens Utilities 401(k) Savings Plan were transferred into the Citizens CUC 401(k) Employee Benefit Plan. The name of the CUC 401(k) Employee Benefit Plan was then changed to Citizens 401(k) Savings Plan. Both the Citizens Utilities 401(k) Savings Plan and the CUC 401(k) Employee Benefit Plan received determination letters from the Internal Revenue Service dated January 25, 1995 and October 26, 1994, respectively, stating that the plans were qualified under
     Section 401(a) of the Internal Revenue Code (the "Code") and the related trusts were tax exempt under Section 501(a) of the Code. The Company has not yet applied for a determination letter for the Citizens 401(k) Savings Plan, however, the Company intends to file and fully expects the plan to qualify under Section 401(a) of the Code and the related trusts to be tax exempt under Section 501(a) of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the Code.

                          Citizens 401(k) Savings Plan
         Schedule of Assets Held for Investment Purposes at end of year
                               December 31, 1999

        Identity of Issuer,                                                          Market or
         Borrowers, Lessor,                                           Number of      Contract
          or Similar Party                Description of Assets        Shares          Value
          ----------------                ---------------------      -----------    ------------

Citizens Communications Company *     Citizens Communications Company
                                         Common Stock  - Cost of
                                         $79,015,947                  7,720,252  $  109,531,071

Putnam Investments *                  Putnam Income Fund - Mutual
                                      Fund                            1,410,959  $    8,973,697

Putnam Investments *                  Putnam OTC & Emerging Growth
                                      Fund - Mutual Fund                683,668  $   25,302,536

Putnam Investments *                  Putnam International Growth
                                      Fund - Mutual Fund                397,442  $   11,796,079

Putnam Investments *                  Putnam S&P 500 Index Fund -
                                      Collective Trust                1,981,389  $   69,229,723

Putnam Investments *                  Putnam Stable Value Fund -
                                      Collective Trust               13,953,270  $   13,953,270



Guaranteed Investment Contracts:

                                                                 Annual
                                                                Compound
                                                    Maturity    Rate of
                                                      Date       Return
                                                      ----       ------
Allstate Life Insurance Company       GIC           6/30/00       8.11%          $      460,299
Allstate Life Insurance Company       GIC           6/30/00       8.11%               1,059,870
Allstate Life Insurance Company       GIC           6/30/00       6.14%               1,529,675
Allstate Life Insurance Company       GIC           6/30/00       6.14%                 821,691
GE Life & Annuity Assurance Company   GIC           6/30/01       6.11%               3,010,809
CIGNA                                 GIC           6/30/01       7.14%               2,526,297
CIGNA                                 GIC           6/30/01       7.14%                 505,883
Principal Mutual Life Ins. Company    GIC           6/29/02       7.16%                 852,993
Principal Mutual Life Ins. Company    GIC           6/29/02       7.16%               1,578,915
Travelers Life and Annuity            GIC           3/31/03       6.81%               3,494,766
Travelers Life and Annuity            GIC           3/31/03       6.81%                 824,157
                                                                                    ------------
  Total Guaranteed Investment Contracts                                          $   16,665,355


Plan Participants *                   Participants' Loans Receivable -
                                         Interest Rate from 6% to 9%             $    7,232,903

* Party-in-interest as defined by ERISA

See Independent Auditors' Report

                          Citizens 401(k) Savings Plan
                       Schedule of Reportable Transactions
                          Year Ended December 31, 1999


Series of transactions with respect to securities of the same issue aggregating over 5% of current value of Plan assets at the beginning of the Year:

                                                                                                      Current Value
                                                          Purchase        Selling        Cost of       of Asset on
     Issuer              Description of Asset              Price           Price          Asset      Transaction Date      Net Gain
---------------          --------------------             --------       ---------      ---------     --------------       --------
Citizens Communications  Citizens Communications Company
Company                  Common Stock                     5,929,777            -        5,929,777        5,929,777                 -
Citizens Communications  Citizens Communications Company
Company                  Common Stock                             -    3,249,454        3,042,051        3,249,454           207,403

See Independent Auditors' Report


                          Independent Auditors' Consent
                          -----------------------------


The Board of Directors
Citizens Communications Company:


We consent to incorporation by reference in the registration statement (No. 33-48683) on Form S-8 of Citizens Communications Company of our report dated June 26, 2000, with respect to the Statements of Net Assets Available for Benefits of the Citizens 401(k) Savings Plan as of December 31, 1999 and 1998 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999, and supplemental schedules as of and for the year ended December 31, 1999, which report appears in the annual report on Form 11-K of the Citizens 401(k) Savings Plan dated December 31, 1999.



                                                                   KPMG LLP




New York, New York
June 26, 2000